Main Post Office, P.O. Box 751	www.asyousow.org
Berkeley, CA 94704	BUILDING A SAFE, JUST, AND SUSTAINABLE WORLD SINCE 1992

Notice of Exempt Solicitation Pursuant to Rule 14a-103

Name of the Registrant: Eli Lilly and Co. (LLY)
Name of persons relying on exemption: As You Sow
Address of persons relying on exemption: Main Post Office, P.O. Box 751, Berkeley, CA 94704

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Eli Lilly and Co. (LLY)
Vote Yes: Item #12 – Shareholder Proposal Requesting Annual

Diversity and Inclusion Efforts Report

Annual Meeting: May 1, 2023

CONTACT: Meredith Benton | mbenton@asyousow.org

THE RESOLUTION

Resolved: Shareholders request that Eli Lilly and Co. (“Eli Lilly”) report to shareholders on the effectiveness of the Company's diversity, equity, and inclusion efforts. The report should be done at reasonable expense, exclude proprietary information, and provide transparency on outcomes, using quantitative metrics for hiring, retention, and promotion of employees, including data by gender, race, and ethnicity.

Supporting Statement: Quantitative data is sought so investors can assess and compare the effectiveness of the Company’s diversity, equity, and inclusion programs.

SUMMARY

The resolution requests that Eli Lilly and Co. (“Eli Lilly”) report to shareholders on the effectiveness of the Company's diversity, equity, and inclusion (“DEI”) efforts. The report should be done at reasonable expense, exclude proprietary information, and provide transparency on outcomes, using quantitative metrics for hiring, retention, and promotion of employees, including data by gender, race, and ethnicity.

The resolution explains that investors are seeking quantitative, comparable data to understand the effectiveness of Eli Lilly’s DEI efforts. It cites concerns that Eli Lilly is continuing to be an outlier in its decision to withhold these data sets.

The resolution also cites studies which show that significant barriers exist for diverse employees advancing within their careers, as well as studies demonstrating the corporate benefits of a diverse workforce.

2023 Proxy Memo Eli Lilly | Shareholder Proposal Requesting Annual Diversity and Inclusion Efforts Report

RATIONALE FOR A YES VOTE

1.	Companies benefit from diverse and inclusive workplaces.
2.	Corporate policies that allow harassment and discrimination undermine business success.
3.	Eli Lilly is risking the trust and confidence of its consumers and employees by not sharing the outcomes of its actions in support of its DEI commitment.
4.	Eli Lilly’s DEI reporting significantly lags peers, exposing the Company to competitive risk.

DISCUSSION

1.	Companies benefit from diverse and inclusive workplaces.

Eli Lilly appears to acknowledge the benefits of a diverse and inclusive workplace. Eli Lilly states in its 2021 ESG Report: “We believe cultivating diverse talent starts with the recruitment and hiring process and continues through the learning and development, advancement and retention of people with wide-ranging backgrounds and experiences.”1

Multiple research reports agree with Eli Lilly’s statement. Research indicates that companies with diverse teams offer better management, have stronger long-term growth prospects, and realize improved share value. These studies include, but are not limited to:

●	As You Sow’s 2022 review of 277 EEO-1 reports, which reviewed each company’s workforce composition, found a positive association between diversity in management and cash flow, net profit, revenue, and return on equity.[2]
●	BCG found that innovation revenue was 19 percent higher in companies with above-average leadership diversity. In addition, companies with above-average diversity had EBIT margins nine percentage points higher.[3]
●	Credit Suisse, in a study of over 3,000 companies, shows that companies with women representing more than 20 percent of managers have had greater share price increases over the past decade than those companies with lower representations of women in management.[4]
●	A McKinsey study found that companies in the top quartile for gender diversity in corporate leadership had a 21 percent likelihood of outperforming bottom-quartile industry peers on profitability. Similarly, leaders in racial and ethnic diversity were 33 percent more likely to outperform peers on profitability.[5]

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1 https://esg.lilly.com/social#tab-control-tab3

2 https://www.asyousow.org/reports/workplace-diversity-and-financial-performance

3 https://www.bcg.com/en-us/publications/2018/how-diverse-leadership-teams-boost-innovation.aspx

4 https://www.americanbanker.com/diversity-&-inclusion-yields-strongest-returns

5 https://www.mckinsey.com/business-functions/organization/our-insights/delivering-through-diversity

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2023 Proxy Memo Eli Lilly | Shareholder Proposal Requesting Annual Diversity and Inclusion Efforts Report

●	A 2019 study of the S&P 500 by the Wall Street Journal shows that the 20 most diverse companies had an average annual five-year stock return that was 5.8 percent higher than the 20 least-diverse companies.[6]
●	Stanford Graduate School of Business researchers found that share prices increased when companies reported better than anticipated gender diversity. This was particularly true when the company had better diversity than the industry leader.[7]

Given these benefits, investors are incentivized to ensure that the companies they hold are proactive and intentional in addressing their workplace diversity and inclusion programs. Eli Lilly’s lack of transparent diversity and inclusion metrics undermines investors’ ability to assess and benchmark the Company’s corporate commitment to a diverse and inclusive workplace.

2.	Corporate policies that allow harassment and discrimination undermine business success.

Researchers have identified benefits of diverse and inclusive teams, including: access to top talent; better understanding of consumer preferences; a stronger mix of leadership skills; informed strategy discussions; and improved risk management. Diversity, and the different perspectives it encourages, has also been shown to encourage more creative and innovative workplace environments.8

In contrast, companies where harassment and discrimination exist may experience reduced employee morale and productivity, increased absenteeism, challenges in attracting talent, and difficulties in retaining talent. Employees directly experiencing workplace discrimination are also more likely to experience anxiety and depression, potentially hindering their ability to contribute to the workplace.9 The implications of a non-inclusive workplace go beyond directly impacted employees: in a Deloitte study, 72 percent of surveyed full-time employees said that inclusion was an important factor in their employer choice. Seventy-two percent said that they would consider leaving an employer for a more inclusive work environment.10

3.	Eli Lilly is risking the trust and confidence of its consumers and employees by not sharing the outcomes of its actions in support of its DEI commitment.

Eli Lilly wrote in its Statement of Opposition, “At our core, we believe that by leveraging the varied backgrounds of our more than 39,000 employees — and by driving actionable and measurable strategies to improve DEI, including diversity within our clinical trials — we can better deliver scientific breakthroughs.”11

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6 https://www.wsj.com/articles/the-business-case-for-more-diversity-11572091200

7 https://www.bloomberg.com/news/articles/2019-09-17/when-companies-improve-their-diversity-stock-prices-get-a-boost

8 https://images.forbes.com/forbesinsights/StudyPDFs/Innovation_Through_Diversity.pdf

9 https://www.apa.org/news/press/releases/stress/2015/impact

10 https://www.prnewswire.com/news-releases/seventy-two-percent-of-working-americans-surveyed-would-or-may-consider-leaving-an-organization-for-one-they-think-is-more-inclusive-deloitte-poll-finds-300469961.html

11https://www.sec.gov/ix?doc=/Archives/edgar/data/59478/000005947823000101/lly-20230224.htm#i9aaa0f0598e640239f3876129ce4be9b_1099511632187

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2023 Proxy Memo Eli Lilly | Shareholder Proposal Requesting Annual Diversity and Inclusion Efforts Report

Although Eli Lilly discloses EEO-1 workforce composition data each year, this information is insufficient to understand the success of the Company’s DEI programs. Annual workforce composition data provides a balance sheet detailing diversity at a single point in time. Just as a balance sheet would, by itself, be insufficient to identify the strength of a company’s financials, so too is the EEO-1 statement by itself insufficient in assessing the effectiveness of Eli Lilly’s DEI programs.

Information on the hiring of diverse employees does not provide investors with the information necessary to understand whether the Company is masking a toxic workplace culture by having high recruitment statistics with poor retention rates. Providing the Company’s inclusion data – not just the hiring data, but retention and promotion rates of diverse employees – is necessary for investors to have a full understanding of the actual experience of Eli Lilly’s employees.

Investors are concerned that consumers, employees, and others may determine that the Company has sought to build its brand by representing itself as an ally to justice movements without integrating best practices into its own operations. Such an action threatens to erode the trust of key consumer demographics and employees.

Eli Lilly, to be credible with investors and other external stakeholders, needs to show that its statements are not mere puffery by allowing external parties to review the data demonstrating the effectiveness of its workplace programs in ensuring fair and equitable treatment of the organization’s diverse employees.

4.	Eli Lilly’s DEI Reporting Lags its Peers, exposing the Company to competitive risk.

Eli Lilly lags its peers in the disclosure and transparency it provides to investors.

Below are examples of inclusion factor data that Eli Lilly’s peers are disclosing, or have committed to disclose, as of March 2nd, 2023:

-	Almost a quarter of Russell 1000 companies release hiring data by gender.
-	42% of the S&P 100 release, or have committed to release, at least one hiring statistic related to gender.
-	29% of the S&P 100 release or have committed to release, at least one hiring statistic related to race/ethnicity.
-	28% of the S&P 100 release or have committed to release, at least one promotion statistic related to gender.

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2023 Proxy Memo Eli Lilly | Shareholder Proposal Requesting Annual Diversity and Inclusion Efforts Report

-	22% of the S&P 100 release or have committed to release, at least one promotion statistic related to race/ethnicity.
-	20% of the S&P 100 release or have committed to release, at least one retention or turnover statistic related to gender.
-	19% of the S&P 100 release or have committed to release, at least one retention or turnover statistic related to race/ethnicity.

Eli Lilly is in the bottom quartile relative to its peers for its workplace equity data disclosure. Eli Lilly is increasingly a laggard, as companies commit to releasing stronger data. Between January 2022 and January 2023, the number of Russell 1000 companies releasing recruitment or hiring rate data by gender, race, and ethnicity increased by 64 percent, companies releasing retention rate data increased by 127 percent, and companies releasing promotion rate data increased by 139 percent.12

RESPONSE TO ELI LILLY’S BOARD OF DIRECTORS’ STATEMENT IN OPPOSITION

•	In its statement of opposition to the resolution, the Board states that: “Requiring Lilly to prepare a separate report with this information would place an undue administrative burden on the company and would not provide meaningful additional information to shareholders.”

In response, the proponents note that a separate report is not required for the satisfaction of the proposal. Investors are looking for additional metrics, ones that can be incorporated into the Company’s existing sustainability/ESG report. Further, as noted above, peers are successfully providing more detailed information.

The Proponents also note that, based on data from Eli Lilly’s 2021 ESG Report,[13] some of this data is already being shared; however, it is piecemeal and selective. Investors are looking for the data to be displayed in a way that is material, transparent, and comparable to peers.

•	Eli Lilly also states in its opposition statement that: “DEI is integrated into how we recruit, develop, promote and retain talent.”

In response, the proponents note that the metrics in this statement are identical to those sought by the proposal. If Eli Lilly is already collecting this data internally, investors seek its disclosure so that Eli Lilly can move from telling investors it is running a strong program to demonstrating that it is. Publishing this data would help establish trust between the Company and its stakeholders that it is doing what it says it is.

•	The Board states: “Lilly already provides extensive information on its DEI efforts and has posted its consolidated EEO-1 reports.”

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12 https://www.asyousow.org/our-work/social-justice/workplace-equity/

13 https://esg.lilly.com/social#tab-control-tab3

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2023 Proxy Memo Eli Lilly | Shareholder Proposal Requesting Annual Diversity and Inclusion Efforts Report

In response, the proponents note that although Eli Lilly releases employee demographic data and its EEO-1 report, these data sets provide a single snapshot in time and do not allow for a meaningful assessment of year-over-year progress toward meaningful diversity in the workplace. Hiring, promotion, and retention rate data are needed.

CONCLUSION

A “Yes” vote is warranted. The Board has released insufficient information to assure investors that it is providing effective oversight of diversity, equity, and inclusion programs at Eli Lilly. The resistance to providing investors with metrics supporting the Company’s diversity commitments is concerning.

Vote “Yes” on this Shareholder Proposal 12

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For questions, please contact Meredith Benton, As You Sow, mbenton@asyousow.org

THE FOREGOING INFORMATION MAY BE DISSEMINATED TO SHAREHOLDERS VIA TELEPHONE, U.S. MAIL, E-MAIL, CERTAIN WEBSITES AND CERTAIN SOCIAL MEDIA VENUES, AND SHOULD NOT BE CONSTRUED AS INVESTMENT ADVICE OR AS A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY. THE COST OF DISSEMINATING THE FOREGOING INFORMATION TO SHAREHOLDERS IS BEING BORNE ENTIRELY BY ONE OR MORE OF THE CO-FILERS. PROXY CARDS WILL NOT BE ACCEPTED BY ANY CO-FILER. PLEASE DO NOT SEND YOUR PROXY TO ANY CO-FILER. TO VOTE YOUR PROXY, PLEASE FOLLOW THE INSTRUCTIONS ON YOUR PROXY CARD.

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